13010549

C

Mail Processing Section

MAR 01 2013

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51430

KO 3/5

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Klein Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue (29th) Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/13

OATH OR AFFIRMATION

I, George R. Schinkel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Klein Group,LLC, as of 12/31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SINDIA MALDONADO
NOTARY PUBLIC STATE OF NEW YORK
KINGS COUNTY
LIC. #01MA6223183
COMM. EXP. JUNE 7, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

MARCUM
ACCOUNTANTS ▲ ADVISORS

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

THE KLEIN GROUP, LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
The Klein Group, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of The Klein Group, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

MARCUMGROUP
MEMBER

Marcum LLP ■ 10 Melville Park Road ■ Melville, New York 11747 ■ Phone 631.414.4000 ■ Fax 631.414.4001 ■ marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Klein Group, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Melville, NY
February 25, 2013

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets		
Current Assets		
Cash	$ 1,039,262	
Accounts receivable	1,807,500	
Prepaid expenses	113,993	
Total Assets		$ 2,960,755
Liabilities and Member's Equity		
Current Liabilities		
Deferred revenue	$ 661,883	
Accrued expenses and other liabilities	277,073	
Total Liabilities		$ 938,956
Member's Equity		2,021,799
Total Liabilities and Member's Equity		$ 2,960,755

The accompanying notes are an integral part of this financial statement.

THE KLEIN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 1 - ORGANIZATION

The Klein Group, LLC (the "Company") was formed in September 1998 under the laws of the State of Florida as Capitalink L.L.C. On April 20, 2010, in connection with a Membership Interest Purchase Agreement, M. Klein and Company, LLC ("M. Klein LLC") purchased 100% of the Company's interest. The Company changed its name to The Klein Group, LLC on April 29, 2010. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") became effective on March 11, 1999 (effective registration as a broker-dealer). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business consists of providing advisory services to its clients.

As provided for in the Company's limited liability agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

SUBSEQUENT EVENTS

The Company evaluates events that occurred after the balance sheet date but before financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOVERNMENT AND OTHER REGULATION

The Company is subject to regulation by, among others the SEC and FINRA. Such regulation includes, among other things, periodic examination by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

INCOME TAXES

The Company is treated as a disregarded entity for income and unincorporated business tax purposes as it files consolidated tax returns with its sole member M. Klein and Company, LLC. M. Klein and Company, LLC is treated as a partnership for income tax purposes and accordingly, is not subject to Federal and State income taxes in any jurisdiction. Each member of M. Klein and Company, LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. The Company is subject to New York City Unincorporated Business Tax ("UBT"). During the year ended December 31, 2012, the Company's share of the consolidated groups UBT was $327,822. During 2012, a capital contribution of $234,710 was recorded, which represents the portion of UBT paid by M. Klein and Company, LLC on behalf of the Company. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, Federal, State and Local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2012. The tax years subject to examination are 2009 to 2012.

CONCENTRATIONS

At December 31, 2012, substantially all of the accounts receivable represents the amount due from one customer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects management's best estimates of probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2012, an allowance for doubtful accounts is not provided since in the opinion of management, all accounts are deemed collectible.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares office and occupancy expenses with M. Klein Associates, LLC ("Klein Associates") an entity under common indirect ownership. The Company shares resources with Klein Associates and recognizes its share of such expenses as defined in an expense sharing agreement (the "Intercompany Agreement") between the Company and Klein Associates. In accordance with the Intercompany Agreement, dated January 1, 2012, Klein Associates will reimburse the Company for 25% of rent and professional liability insurance. During the year ended December 31, 2012, the Company paid approximately $36,000 related to the Intercompany Agreement and was reimbursed approximately $9,000 by Klein Associates. Klein Associates also reimbursed the Company $87,500 for professional liability insurance policy. At December 31, 2012, $1,500 was due from Klein Associates for reimbursement of expenses.

The Company rents office space on a month to month basis from MK Capital Advisors, LLC, a related party. MK Capital Advisors, LLC is 50% owned by Mark Klein, the Company's managing member. During the year ended December 31, 2012, the Company paid approximately $36,000 related to this lease.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2012, the Company had net capital of $100,306, which was $37,709 in excess of its required net capital of $62,597. The Company had aggregate indebtedness of $938,956 at December 31, 2012.